SRA International, Inc.

4300 Fair Lakes Court

Fairfax, Virginia 22033

January 29, 2007

VIA EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

RE:	SRA International, Inc. (File No. 001-31334)

Form 10-K for the Fiscal Year Ended June 30, 2006

Dear Mr. Krikorian,

On behalf of SRA International, Inc. (the “Company”), we have reviewed your letter dated January 4, 2007, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2006. Each of your comments is set forth below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended June 30, 2006

Financial Statements

Description of Statements of Operations Items

1.	We note from your disclosure that cost of services includes salaries, wages, and associated fringe benefits of direct labor. Please clarify whether this line item also includes stock-based compensation costs associated with direct labor. Refer to SAB Topic 14F.

Fiscal year 2006 revenues were $1.179 billion and stock-based compensation was $12.8 million. This $12.8 million reflects the vesting of unvested options under the modified prospective method and is recorded in selling, general and administrative (“SG&A”) expense.

Letter to Mr. Stephen Krikorian

United States Securities and Exchange Commission

January 29, 2007

Over 90% of these options were granted to executives and corporate employees and the associated expense was properly characterized as SG&A. We acknowledge that cost of services includes salaries, wages and associated fringe benefits of direct labor but does not include an allocation of stock-based compensation cost that could be attributed to employees who provide direct labor. If 10% of the stock-based compensation costs were to be allocated to cost of sales, cost of sales as a percentage of sales would increase 0.1% to 74.8% and SG&A would decrease 0.1% to 15.4%.

Prior to fiscal year 2006 (pre-SFAS 123R implementation), stock-based compensation was disclosed in the footnotes to the financial statements in accordance with the disclosure provisions of SFAS 123, and no stock-based compensation expense was included in the statement of operations as stock options were accounted for under APB 25. Fiscal year 2006 was the first year we recorded stock-based compensation as a cost in the statement of operations.

We have assessed the materiality of a potential reclassification in accordance with SAB 99 and believe that, because the impact to SG&A and cost of sales would represent only 0.1% of sales, and because it would have no effect on operating income, operating margin, net income or earnings per share (“EPS”), the effect is immaterial.

In conclusion, given the relative size and the fact that it would have no effect on profitability or EPS, we believe it is appropriate to record stock-based compensation expense in SG&A rather than allocating some component to cost of sales. We do not believe that this treatment would influence the judgment of readers of our financial statements since it has no effect on operating income, operating margin, net income or EPS. We will continue to monitor the potential impact in future reporting periods and will change this treatment prospectively if the impact becomes material.

Consolidated Statements of Operations, page F-4

2.	We note from disclosure throughout your filing that you have two classes of common stock outstanding (i.e., Class A and Class B). Tell us what consideration you gave to computing earnings per share for both Class A and Class B common shares pursuant to the two-class method. Refer to paragraphs 60 and 61 of SFAS 128. We note from your disclosure on page F-15 that each class of common stock participates equally, however, it appears that you may have a material number of dilutive securities in Class A common stock, which may result in different diluted EPS for the two classes.

The Company’s Certificate of Incorporation establishes that no dividend may be paid on Class A common stock unless at the same time an equal dividend is paid per share of Class B common stock, and likewise, no dividend may be paid on Class B common stock unless at the same time an equal dividend is paid per share of Class A

Letter to Mr. Stephen Krikorian

United States Securities and Exchange Commission

January 29, 2007

common stock. The Company has never declared or paid a cash dividend on Class A or Class B common stock. The only difference between the two classes of common stock is that Class B common stock has a 10 to 1 voting preference over Class A common stock.

Class B common stock is convertible at any time into Class A common stock at the election of the holder. The Company issues no securities that are not convertible into Class A common stock. The Company issues stock options and grants shares of Class A common stock that vest ratably over four years. Vesting is not contingent upon any event other than continued employment and the passage of time.

We referenced SFAS 128 as the authoritative literature relating to this issue. We also read the speech made on December 11, 2006 by Cathy J. Cole, the Associate Chief Accountant at the SEC, for additional guidance regarding the SEC interpretation of SFAS 128 relative to the use of the two-class method of computing EPS.

Basic EPS excludes nonvested stock awards and unexercised stock options. Diluted EPS includes nonvested stock awards and the dilutive effect of the unexercised stock options computed using the treasury stock method. We calculate diluted EPS for Class A common stock using the if-converted method. Diluted EPS for Class B common stock is calculated based on the two-class method. Based on our calculations under SFAS 128, there is no difference between diluted EPS for our Class A and Class B common stock. In future filings, we will disclose that the application of the two-class method does not yield a different result than the if-converted method in the footnotes to our financial statements.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

Contract Accounting

3.	For each of your types of contract (i.e. cost-plus-fee, time-and-materials, and fixed-price), please clarify the accounting literature relied upon and explain why use of this method is appropriate considering the nature of your contracts. We note that your services offerings include strategic consulting; systems design, development and integration; and outsourcing and managed services, in addition to the development of business solutions. Clarify whether any of these arrangements involve the significant production, modification or customization of software and are, therefore, accounted for under SOP 81-1 pursuant to paragraph 7 of SOP 97-2. Otherwise, please note that footnote 1 of SOP 81-1 does not permit the use of contract accounting for service contracts.

Letter to Mr. Stephen Krikorian

United States Securities and Exchange Commission

January 29, 2007

The majority of our software work falls under SOP 81-1 pursuant to paragraph 7 of SOP 97-2 because it involves the significant production, modification or customization of software. Only 0.3% of our revenue for fiscal year 2006 was attributable to contracts accounted for in accordance with SOP 97-2. Our remaining contracts are service arrangements and are accounted for in accordance with SAB 104.

Cost-Plus-Fee and Time-and-Materials Contracts (85% of fiscal year 2006 revenue)

Revenue on cost-plus-fee contracts is recognized to the extent of costs incurred plus a proportionate amount of the fee earned. Revenue on time-and-materials contracts is recognized based on hours incurred at the negotiated contract billing rates plus allowable material and other direct costs.

These methods are based on guidance contained in SOP 81-1 and SAB 104. If the services provided under the contract include the significant production, modification or customization of software, they are accounted for in accordance with SOP 81-1. Services such as operations and maintenance, which do not meet the criteria for recognition under SOP 81-1, are accounted for in accordance with SAB 104. Both pronouncements provide for the recognition of revenue as work progresses either under the percentage-of-completion method (SOP 81-1) or the proportional performance model (SAB 104).

Cost-plus-fee and time-and-materials contracts meet the general revenue recognition criteria of SAB 104 in that (1) the contract is persuasive evidence that an arrangement exists; (2) services are rendered throughout the contract; (3) the contract contains fixed or determinable prices, and (4) collectibility is reasonably assured as the customer is obligated to pay for all services once performed. We believe that recognizing revenue based on hours and/or costs incurred best reflects the pattern in which our obligations to the customer are fulfilled and the customer receives the benefit of the work performed under these types of contracts. As stated in D. Douglas Alkema’s speech at the 2003 Thirty-First AICPA National Conference on Current SEC Developments, “the staff has accepted an input-based approach where the input measures were deemed to be a reasonable surrogate for output measures.” Please refer to our response to Comment 4 for additional information regarding why we believe costs incurred are consistent with the pattern in which services are provided to the customer.

Fixed-Price Contracts (15% of fiscal year 2006 revenue)

Revenue on fixed-price contracts is recognized under 1) SOP 81-1; 2) SAB 104; or 3) SOP 97-2, depending on the nature of the work performed.

Letter to Mr. Stephen Krikorian

United States Securities and Exchange Commission

January 29, 2007

Our fixed-price systems design, development and integration contracts involve the significant production, modification or customization of software. Paragraph 7 of SOP 97-2 states in pertinent part:

“If an arrangement to deliver software or a software system, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement should be accounted for in conformity with Accounting Research Bulleting (ARB) No. 45, Long-Term Construction-Type Contracts, using the relevant guidance herein, and in SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts.”

Thus, our fixed-price systems design, development and integration contracts are accounted for using the percentage-of-completion method as prescribed by SOP 81-1.

In accordance with SAB 104, revenue under fixed-price service arrangements is recognized ratably over the contract period unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern. Please refer to our response to Comment 4 for additional information regarding contracts accounted for under SAB 104.

We also have fixed-price software licensing arrangements. These arrangements consist of the sale of licenses of our proprietary software, consulting services and maintenance (i.e., postcontract support), or various combinations of each element. Revenue related to these sales is accounted for under SOP 97-2 and represented 0.3% of total revenue for the year ended June 30, 2006. Please refer to our response to Comment 5 for additional information regarding accounting for multiple element arrangements.

4.	To the extent that any of your arrangements are accounted for under SAB 104, tell us why you believe it is appropriate to use costs as the basis for revenue recognition. In this regard, for each of your service offerings explain why you believe that costs incurred are consistent with the pattern in which services are provided to the customer.

As discussed above, we recognize revenue under service arrangements in accordance with SAB 104. These contracts span several months to more than a year. They include fixed prices and customers are not entitled to full refunds in the event of cancellation. Revenue related to fixed-price outsourcing and managed services arrangements is recognized ratably over the contract period because there is no evidence to suggest that revenue is earned or obligations are fulfilled in a different pattern.

Revenue related to strategic consulting and business solutions is recognized based on costs incurred. At the outset, we review the contract to determine the pattern in which services are provided to the customer. If the recognition of revenue on a straight-line basis does not reflect the pattern in which services are provided, we determine if there is

Letter to Mr. Stephen Krikorian

United States Securities and Exchange Commission

January 29, 2007

a better way to measure revenue. On most consulting contracts, services are directed by our customers based on needs which fluctuate throughout the contract period. These contracts do not contain interim deliverables or milestones to use as output measures. Therefore, costs are used as a surrogate because costs incurred bear a direct relationship to services provided and are a reasonable substitute for output measures as noted in Mr. Alkema’s speech referenced in our response to Comment 3. For these contracts, we believe costs incurred best reflect the pattern in which our obligations to the customer are fulfilled and the customer receives the benefit of work performed.

5.	Explain the nature of any multiple element arrangements. Tell us whether any of your multiple element arrangements are subject to the separation criteria of EITF 00-21. If so, tell us the nature of the elements involved, the nature of the units of accounting that you account for as a separate and discrete earnings process and support for your conclusions that, among other things, the delivered items have value on a standalone basis. Clarify whether or not you ever customize software for your customer and then service and/or perform the processing for them using the customized software. If so, help us understand how you separate and value the SOP 81-1 deliverable (that is, the significant production, modification or customization of the software) from the non-SOP 81-1 deliverable (that is, the processing by using the customized software). Tell us what consideration you gave to including this information in your revenue recognition policy disclosure.

Our multiple element arrangements consist of software license sales and maintenance (i.e., postcontract customer support) which are accounted for in accordance with SOP 97-2 as amended by SOP 98-9.1 These contracts represented 0.3% of total revenue for the year ended June 30, 2006. Revenue related to these arrangements is recognized based on the residual method when an agreement has been signed by both parties, the fees are fixed and determinable, collection of the fees is probable, delivery of the product has occurred, and no other significant obligations remain.

We customize software and provide various services but do not perform processing for customers using the software. Although the software and services elements may be included in one contract, they are separated into distinct contract line items. We do not consider these contracts to be multiple-element arrangements because:

•	contract line items are priced and negotiated separately,

•	the customer has the right to purchase, or not purchase, specific contract line items depending on their needs,

•	contract line items may span different periods of performance or may be completely different contract types (e.g., cost-plus-fee, time-and-materials, or fixed-price),

[1]	In accordance with EITF 00-21, when multiple element arrangements fall within the scope of higher level authoritative literature, we account for them in accordance with the relevant provisions of that literature.

Letter to Mr. Stephen Krikorian

United States Securities and Exchange Commission

January 29, 2007

•	work under an individual contract line item is performed without regard to the performance of the other line items in the contract, and

•	payment terms for one contract line item are not dependent on performance criteria of other line items.

Revenue for the individual contract line items is recognized based on the type of arrangement (e.g., cost-plus-fee, time-and-materials, or fixed-price) and the nature of work performed as described in our response to Comment 3.

Our revenue recognition policy disclosure includes information regarding each contract type as well as a discussion of areas that require significant judgment. We also disclose that we use the residual method to account for multiple element arrangements containing SOP 97-2 software and services. EITF 00-21 does not apply to the vast majority of our contracts. Therefore, we do not believe that disclosing additional information regarding multiple element arrangements would enhance our revenue recognition policy disclosure.

* * * * * * * * * * * * * * *

In responding to your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SRA INTERNATIONAL, INC.

By:	/s/ Stephen C. Hughes
Name:	Stephen C. Hughes
Title:	Executive Vice President and Chief Financial Officer

cc:	Dr. Renato DiPentima
President and CEO